ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Ms. Suzanne Hayes, Assistant Director

Ms. Tara Keating Brooks

Ms. Mary Beth Breslin

Mr. Franklin Wyman

Mr. Mark Brunhofer

Re:                             Shire plc

Registration Statement on Form S-4

Filed February 22, 2016

File No. 333-209648

Dear Ms. Hayes:

On behalf of Shire plc (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated April 11, 2016, relating to Amendment No. 1 (“Amendment No. 1”), submitted to the SEC on March 25, 2016, to the above-referenced Registration Statement on Form S-4, originally submitted to the SEC on February 22, 2016 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the responses to the comments received by the Staff and certain updated information.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the response. Page number references in the responses refer to page numbers in Amendment No. 2. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Other Information, page 165

1.              We note your response to our prior comment 16. Please expand your discussion to clarify that the premiums paid overview disclosure was intended to provide a broader informational perspective on premiums paid in transactions of a specified deal size and time frame in the life sciences industry, regardless of whether the business, financial and operating characteristics of the target companies involved in such transactions were necessarily similar to those of Baxalta.

Response to Comment 1:

The Company advises the Staff that Amendment No. 2 has been revised on page 167 in response to Comment 1.

Conditions to the Merger, page 217

2.              We refer to your response to our prior comment 17. Please revise your disclosure to include the increased borrowing limit that current Shire stockholders will be asked to approve pursuant to the proposed amendment to the Articles of Association.

Response to Comment 2:

The Company advises the Staff that Amendment No. 2 has been revised on page 218 in response to Comment 2.

Report of Independent Registered Public Accounting Firm, page FS-2

3.              The audit report issued by PricewaterhouseCoopers LLP does not include the city and state where issued, or applicable equivalent, as required by Rule 2-02(a)(3) of Regulation S-X. Please provide a revised audit report with this information.

Response to Comment 3:

The Company advises the Staff that a revised audit report has been included in Amendment No. 2 on page FS-2 in response to Comment 3.

*   *   *

Please do not hesitate to call me at (617) 951-7809 or Zachary R. Blume at (617) 951-7663 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Respectfully submitted,

/s/ Christopher D. Comeau

Christopher D. Comeau

cc:	William R. Mordan (Shire plc)
Jeffrey Prowda (Shire plc)
Paul M. Kinsella (Ropes & Gray LLP)
Peter G. Edwards (Baxalta Incorporated)
R. Scott Falk (Kirkland & Ellis LLP)
Daniel Wolf (Kirkland & Ellis LLP)
Michael Brueck (Kirkland & Ellis LLP)